Exhibit 99.1

Sogou Announces Resignation of Chief Operating Officer

BEIJING — June 25, 2018 — Sogou Inc. (“Sogou” or the “Company”) (NYSE:SOGO), an innovator in search and a leader in China’s internet industry, today announced that Dr. Liyun Ru, the Company’s Chief Operating Officer, has resigned, effective June 30, 2018, to pursue other opportunities. Dr. Ru will remain an advisor to Sogou until June 30, 2019, to ensure a smooth transition.

Dr. Liyun Ru was responsible for the development of Sogou’s search division. Following Dr. Ru’s departure, Dr. Jingfang Xu, Vice President, will lead Sogou’s search division.

“In more than a decade with the company, Dr. Ru has worked closely with me to build an outstanding search team, grow Sogou Search from a fledgling start-up into China’s second-largest search engine, and successfully complete our initial public offering in the U.S. We are extremely grateful for his contributions and wish him all the best in his future endeavors,” said Xiaochuan Wang, CEO of Sogou. “I’m looking forward to working with Dr. Xu and the rest of the team as we continue to drive innovation and develop the next generation of search.”

“It has been a privilege to work for Sogou, one of the most innovative companies involved in search and AI today,” said Dr. Liyun Ru. “I am pleased to continue to collaborate with Sogou over the next 12 months as an advisor, and look forward to maintaining this connection as I pursue new opportunities in the education sector.”

Dr. Jingfang Xu is an industry veteran with over ten years of experience in search and AI technologies. Since she joined Sogou in 2011, she has led the research and development of Sogou’s search division and its efforts to advance AI, helping the team to achieve key breakthroughs. Before joining Sogou, Ms. Xu worked at Microsoft Research Asia and the Institute for Network Science and Cyberspace at Tsinghua University. She received her Ph.D. in Electronic and Information Engineering from Tsinghua University.

Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; and uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search. Further information regarding these and other risks is included in Sogou’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2018, and other documents Sogou files with or submits to the Securities and Exchange Commission.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second largest search engine by mobile queries and the fourth largest Internet company by MAU in China. Sogou has a wide range of innovative products and services, including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into its products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: zhengyan@sogou-inc.com

For media enquiries, please contact:

Rachael Layfield

Brunswick Group

Tel: +86 10 5960-8600

Email: sogou@brunswickgroup.com